09055238

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Section

MAR - 2 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/08**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

INFINIUM CAPITAL MANAGEMENT, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago, Suite 300N
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Gilmartin **(312) 601-7883**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Jeff Knoeck**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Infinium Capital Management LLC** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeff Knoeck

Signature

Managing Member

Title

Subscribed and sworn to before me this

27th day of February, 2009

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Infinium Capital Management, LLC

We have audited the accompanying statement of financial condition of Infinium Capital Management, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Infinium Capital Management, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2009

INFINIUM CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	1,424,635
Receivable from broker-dealers		149,726,961
Deposit with clearing organizations		920,000
Securities owned, at fair value		58,000,685
Securities owned, not readily marketable, at fair value		3,590,435
Investments, at fair value		2,441,464
Exchange memberships and trading rights, at cost (fair value $9,255,000)		10,964,021
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,264,601)		7,926,828
Other assets		2,460,703
	$	237,455,732

Liabilities and Members' Equity

Liabilities:		
Bank loan payable	$	1,400,000
Securities sold, not yet purchased, at fair value		70,509,711
Accounts payable and accrued expenses		51,721,544
		123,631,255
Liabilities subordinated to claims of general creditors		14,409,918
Members' equity		99,414,559
	$	237,455,732

See accompanying notes.

1. Organization and Business

Infinium Capital Management, LLC (the "Company"), a Delaware limited liability company, was formed on April 17, 2003. On April 12, 2007, HGI Holdings, Inc. ("HGI"), an Illinois corporation, was merged with and into the Company. Infinium Capital Management, LLC continued as the surviving entity.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange and the CME Group, Inc. The Company primarily engages in the proprietary trading of exchange-traded commodity and financial futures, equity options and equity securities.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2008.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157. Not readily marketable securities represent restricted corporate stock that are valued using quoted prices at the closing price of the respective exchanges at which they are traded.

Open equity in futures is recorded as a receivable from broker-dealers.

Depreciation and Amortization
Furniture and equipment are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies, continued

Exchange Memberships and Trading Rights
Exchange memberships are recorded at cost, or if events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2008.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

Fair Value Investments
Investments at fair value include investments in the financial instruments of private operating companies. Because of the inherent uncertainty of valuation, the values used may differ significantly from the values that would have been used had a ready market for the instruments existed, and the differences could be material.

3. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with Fortis Clearing Americas, LLC ("FCA"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred equity of FCA. The Company's interest in FCA is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FCA, exclusive of its preferred interest investment.

5. Credit Concentrations

At December 31, 2008, significant credit concentrations consisted of approximately $75.1 million and $52.5 million, representing the fair value of the Company's trading accounts carried by its clearing brokers, Newedge USA, LLC and Fortis Clearing Americas LLC, respectively. Management does not consider any credit risk associated with these receivables to be significant.

6. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

7. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2008 consisted of the following borrowings from the Company's employees. Such borrowings bear interest at 7% per annum and expire on March 1, 2009, March 15, 2010 and March 14, 2011. As of December 31, 2008, the outstanding borrowings totaled $2,746,081, $3,431,960, and $8,231,877, respectively.

The subordinated borrowings are covered by agreements approved by the Chicago Board Options Exchange and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Commitments

The Company conducts its operations in leased office facilities and uses leased equipment for its operations. Annual rentals are charged to current operations. The company is sub-leasing one of its office facilities.

9. Related-Party Transactions

As of December 31, 2008, the Company has investments in Bowling Alley Capital, LLC and MLM Technologies, affiliated entities, totaling $1,905,000. This amount is included in investments, at fair value in the statement of financial condition.

10. Bank Loan Payable

At December 31, 2008, the Company had a bank loan payable totaling $1,400,000. The loan is collateralized by exchange memberships.

11. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 3	Total
Assets			
Securities owned			
Stocks	$ 8,774,553	$ -	$ 8,774,553
Options	49,226,132	-	49,226,132
	58,000,685	-	58,000,685
Securities owned, not readily marketable	3,590,435	-	3,590,435
Investments	-	2,441,464	2,441,464
Total	$ 61,591,120	$ 2,441,464	$ 64,032,584
Liabilities			
Securities sold, not yet purchased			
Stocks	$ 3,311	$ -	$ 3,311
Options	70,506,400	-	70,506,400
Total	$ 70,509,711	$ -	$ 70,509,711

At December 31, 2008, the Company held no level 2 investments.

11. Fair Value Disclosure, continued

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant, unobservable input level 3 during the year ended December 31, 2008.

	Beginning Balance	Purchase	Net Realized and Unrealized	Ending Balance
Assets				
Investment in private companies	$ 513,377	$ 23,087	$ -	$ 536,464
Investment in affiliates	-	1,905,000	-	1,905,000
Total	$ 513,377	$ 1,928,087	$ -	$ 2,441,464

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At December 31, 2008, the Company had net capital and net capital requirements of $11,371,571 and $250,000, respectively.

13. Subsequent Event

On January 2, 2009, the Company contributed its broker-dealer related assets into a newly formed, wholly owned subsidiary named Infinium Securities, LLC ("Securities") in exchange for the equity in this new entity. The Company transferred its SEC broker-dealer registration to Securities pursuant to Rule 15b1-3(b) under the Securities Exchange Act, a process known as "Succession by Amendment". Securities will now be subject to the SEC's Net Capital Rule; while, the Company will no longer be required to comply with the rules of an SEC registered entity.

SUPPLEMENTAL SCHEDULES

INFINIUM CAPITAL MANAGEMENT, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital		
Total members' equity		$ 99,414,559
Add: Liabilities subordinated to claims of general creditors		14,409,918
Total equity		113,824,477
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers	$ 483,857	
Deposit with clearing organizations	400,000	
Securities owned, not readily marketable, at fair value	3,590,435	
Investments, at fair value	2,441,464	
Exchange membership and trading rights, at cost	10,964,021	
Fixed assets, net	7,926,828	
Other assets	2,460,703	(28,267,308)
Commodity futures contracts and spot commodities proprietary capital charges	72,458,199	(72,458,199)
Net capital before haircuts on securities positions		13,098,970
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 1,727,399	(1,727,399)
Net capital		$ 11,371,571
Computation of alternate net capital requirement		
Minimum net capital required (greater of $250,000 or 2% of aggregate debit items)		250,000
Net capital in excess of net capital requirement		$ 11,121,571

See accompanying notes.

INFINIUM CAPITAL MANAGEMENT, LLC

Reconciliation of Net Capital Pursuant to Rule 17a-5(d)

December 31, 2008

Net capital per unaudited FOCUS PART II report	$	11,880,707
Post closing adjustments		(509,136)
Net capital per audited FOCUS PART II report	$	11,371,571

INFINIUM CAPITAL MANAGEMENT, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

INFINIUM CAPITAL MANAGEMENT, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Infinium Capital Management, LLC

In planning and performing our audit of the statement of financial condition of Infinium Capital Management, LLC (the "Company") as of ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 27, 2009

INFINIUM CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2008

AVAILABLE FOR PUBLIC INSPECTION